12011632

SEC File #: 8-26090

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Meridien Financial Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Dorrance Street
(No. and Street)

Providence (City) R.I. (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Balasco 401-272-4700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name - *if individual, state last, first, middle name*)

40 Westminster Street (Address) Providence (City) R.I. (State) 02903 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael L. Balasco, Principal & President**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Meridien Financial Group, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle M. Noon
Notary Public
State of Rhode Island
My Commission Expires 4/7/2015

Signature

PRINCIPAL & PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209

MERIDIEN FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

December 31, 2011

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Meridien Financial Group, Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity (deficit) and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridien Financial Group, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 17, 2012

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS	2011	2010
Cash	$ 133,800	$ 131,781
Commissions receivable	115,752	85,375
Note receivable, related party	86,800	-
Prepaid expenses	2,945	3,033
Furniture and office equipment, at cost, less accumulated depreciation 2011 $87,868; 2010 $78,227	40,162	50,139
Deferred tax asset	-	19,160
	$ 379,459	$ 289,488

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
LIABILITIES		
Accounts payable	$ 13,850	$ 10,296
Commissions payable	148,276	136,892
Income taxes payable	800	800
Deferred tax liability	3,657	-
	166,583	147,988
STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 400 shares; issued 374 shares	20,125	20,125
Additional paid-in capital	129,000	129,000
Retained earnings (deficit)	63,751	(7,625)
	212,876	141,500
	$ 379,459	$ 289,488

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
REVENUES	$ 1,925,980	$ 1,448,344
EXPENSES		
Compensation costs	1,253,237	928,116
Secretarial services:		
Affiliate	292,640	253,720
Other	8,000	9,130
Office supplies and expense	75,152	62,911
Depreciation	14,510	14,844
Rent	49,200	50,475
Postage and printing	6,961	5,951
Telephone	23,576	24,531
Maintenance	2,542	2,114
Travel and entertainment	31,999	23,583
Professional fees	39,209	39,602
Dues, subscriptions and licenses	14,913	10,258
Insurance	13,516	12,438
Miscellaneous	86	-
Advertising	1,500	822
Continuing education	1,407	940
Contributions	814	1,046
Utilities	1,200	1,200
	1,830,462	1,441,681
Operating income	95,518	6,663
OTHER INCOME (EXPENSE)		
Interest income	52	153
Loss on disposal of equipment	(577)	-
	(525)	153
Income before income taxes	94,993	6,816
INCOME TAXES	23,617	1,980
Net income	$ 71,376	$ 4,836

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances at January 1, 2010	$ 20,125	$ 129,000	$ (12,461)
Net income	-	-	4,836
Balances at December 31, 2010	$ 20,125	$ 129,000	$ (7,625)
Balances at January 1, 2011	$ 20,125	$ 129,000	$ (7,625)
Net income	-	-	71,376
Balances at December 31, 2011	$ 20,125	$ 129,000	$ 63,751

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 71,376	$ 4,836
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	14,510	14,844
Loss on disposal of equipment	577	-
Deferred taxes	22,817	1,180
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	(30,377)	13,102
Prepaid expenses	88	(498)
Increase in:		
Accounts payable	3,554	85
Commissions payable	11,384	5,655
Income taxes payable	-	160
Net cash provided by operating activities	93,929	39,364
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(5,110)	-
Note receivable, related party	(86,800)	-
Net cash used in investing activities	(91,910)	-
Net increase in cash	2,019	39,364
CASH		
Beginning	131,781	92,417
Ending	$ 133,800	$ 131,781

See Notes to Financial Statements

MERIDIEN FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Meridien Financial Group, Inc. (the Company) is a Rhode Island broker/dealer regulated by the Financial Industry Regulatory Authority and a member of the Securities Investors Protection Corporation. The Company's principal business activity consists of the generation of commission income from the sale of mutual funds, variable life insurance, variable annuities and shares in registered investment companies.

The Company operates under the provisions of Paragraph (k)(1) - Limited business (mutual funds and/or variable annuities only) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

A summary of the Company's significant accounting policies follows:

Commission receivable: The Company carries its receivables at cost. On a periodic basis, management evaluates its commission receivable and establishes an allowance for doubtful accounts, based on a history of past write offs and collections and current credit conditions. The Company has deemed an allowance for such loss is unnecessary, since historically these losses have been minimal and immaterial.

Income recognition: Commission revenue is earned from the sale of mutual funds, variable life insurance, and variable annuities to customers. Commission revenue and related expenses are recorded on the date of the transaction.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years.

Deferred taxes: Deferred taxes for the Company are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets relate primarily to depreciation and operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Management has determined there are no uncertain income tax positions.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended 2011 and 2010 were $1,500 and $822, respectively.

Note 2. CASH

The Company maintains its cash accounts in one commercial bank. At times, the amount in the accounts may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3. RELATED PARTY TRANSACTIONS

The Company rents space from a company affiliated through common ownership on a month-to-month basis. In addition, the Company is charged monthly for administrative services provided by the affiliate.

Amounts charged to expense as a result of transactions with the related party during the years ended December 31, 2011 and 2010 consisted of the following:

	2011	2010
Rent and utilities	$ 50,400	$ 51,675
Administrative services	292,640	253,720
	$ 343,040	$ 305,395

In addition, the Company paid commissions and management fees of $791,339 and $501,507 to the stockholders of the Company during 2011 and 2010, respectively. Commissions payable included $28,548 and $45,652 to the stockholders of the Company during 2011 and 2010, respectively.

Note 4. NOTE RECEIVABLE, RELATED PARTY

The Company has a note receivable due from a related party. As of December 31, 2011 and 2010, the outstanding balance on this note was $86,800 and $0, respectively. The note is due on demand and interest is being accrued at the Applicable Federal Rate of 0.16%. There was no accrued interest income outstanding as of December 31, 2011.

Note 5. INCOME TAXES

The components of the income tax provision for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current		
State	$ 800	$ 800
Deferred		
Federal	14,287	716
State	8,530	464
	22,817	1,180
	$ 23,617	$ 1,980

Note 6. DEFERRED INCOME TAXES

The net deferred tax amounts included in the accompanying balance sheets include the following amounts of deferred tax assets and liabilities at December 31, 2011 and 2010:

	2011	2010
Deferred tax assets		
Federal	$ -	$ 12,086
State	-	7,074
	-	19,160
Deferred tax liabilities		
Federal	2,201	-
State	1,456	-
	3,657	-
	$ 3,657	$ 19,160

Note 6. DEFERRED INCOME TAXES (CONTINUED)

Unused net operating losses and contributions available to the Company as a reduction of future taxable income and tax liabilities are as follows at December 31, 2011:

Last Year Available	Net Operating Loss	Contribution
2013	$ -	$ 1,168
2014	-	1,455
2029	15,774	-
	$ 15,774	$ 2,623

Note 7. OPERATING LEASE

The Company leases software and online hosting services under noncancelable operating lease arrangements that extend through July 2014. Future minimum lease payments to be made under the leases are as follows:

Years ending	
2012	$ 21,974
2013	6,006
2014	2,205
	$ 30,185

Note 8. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000 or 6 2/3% of total aggregate indebtedness, whichever is greater. In addition, the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $63,304, which was in excess of its required net capital of $10,862. At December 31, 2010, the Company had net capital of $50,658, which was in excess of its required net capital of $9,866. At December 31, 2011 and 2010, the Company's ratio of aggregate indebtedness to net capital was 2.57 to 1 and 2.92 to 1, respectively.

Note 9. STATEMENT PURSUANT TO PARAGRAPH (d) OF RULE 17a-5

There are no material differences between the computation of net capital and the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2011 and 2010.

Note 10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 17, 2012, the date the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to the financial statements.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

	2011	2010
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 13,850	$ 10,296
Commissions payable	148,276	136,892
Income taxes payable	800	800
Total aggregate indebtedness	$ 162,926	$ 147,988
Minimum required net capital	$ 10,862	$ 9,866
NET CAPITAL		
Stockholders' equity	$ 212,876	$ 141,500
Deductions:		
Furniture and office equipment, net	40,162	50,139
Prepaid expenses	2,945	3,033
Deferred taxes	-	19,160
Notes receivable, related party	86,800	-
Nonallowable receivables, 12b-1 fees	19,665	18,510
Net capital	63,304	50,658
Minimum required net capital	10,862	9,866
Capital in excess of minimum requirement	$ 52,442	$ 40,792
Ratio of aggregate indebtedness to net capital	2.57 to 1	2.92 to 1

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION December 31, 2011 and 2010

The Company has been exempt from Rule 15c3-3 under paragraph (k)(1), limited business (mutual funds and/or variable annuities only).

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011 and 2010

The Company does not handle any customer accounts. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

MERIDIEN FINANCIAL GROUP, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2011 and 2010

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

SIPC SUPPLEMENTAL REPORT

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payment (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Meridien Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Meridien Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Meridien Financial Group, Inc.'s management is responsible for the Meridien Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. There was no assessment payment in Form SIPC-7; therefore, there were no disbursement records to review or bank records to review to ensure checks cleared in a timely manner.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. No adjustments were reported in Form SIPC-7. As such there were no procedures to be performed surrounding the adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related client schedules noting no differences.

5. Compared the overpayment applied on Form SIPC-6 to the prior year overpayment identified by SIPC noting no differences.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Frechette,
McCrory, Michael & Co.

Providence, Rhode Island
February 17, 2012

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
David P. Michael
Jean Saylor
George F. Warner
Michael S. Resnick
Stephen Noyes

REPORT ON INTERNAL CONTROL

To the Stockholders
Meridien Financial Group, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Meridien Financial Group, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, Suite 600 Providence, RI 02903 P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 17, 2012